UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42412

Creative Global Technology Holdings Limited

Unit 03, 22/F, Westin Centre,

26 Hung To Road, Kwun Tong,

Kowloon, Hong Kong
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

 Explanatory Note

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-284400) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

As previously disclosed, on March 10, 2025, Creative Global Technology Holdings Limited (the “Company”) held its special general shareholder meeting (the “Meeting”). At the Meeting, among other resolutions approved, the shareholders of the Company adopted the following resolutions:

(1)

(i) reclassify the Company’s shares into two share classes being the Class A Ordinary Shares, and the Class B Ordinary Shares. Both the Class A Ordinary Shares and the Class B Ordinary Shares will have the same rights as the existing ordinary shares except that the Class B Ordinary Shares will have weighted voting rights. Each Class B Ordinary Share shall have twenty votes at a meeting of the shareholders or on any resolution of shareholders whereas each Class A Ordinary Share shall only have one vote. Each outstanding Class B Ordinary Share is convertible at any time at the option of the holder into one Class A Ordinary Share. In addition, a holder of a Class B Ordinary Share shall have the right to convert one Class B Ordinary Share into one Class A Ordinary as further described in the Second Amended and Restated Memorandum and Articles of Association (the “New M&A”); and

(ii) increase and redesignate the Company’s authorized share capital from US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each to US$2,000,000 divided into 1,900,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each and 100,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each.

(2)

(i) all the authorized and issued and outstanding Ordinary Shares in the authorized share capital of the Company held by the existing shareholders of the Company as of the date hereof (except the 8,500,000 Ordinary Shares held by HSZ Holdings Limited) be and are hereby redesignated into Class A Ordinary Shares, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the New M&A on a one for one basis;

(ii) 8,500,000 authorized and issued and outstanding Ordinary Shares held by HSZ HOLDINGS LIMITED be and are hereby redesignated into Class B Ordinary Shares, each conferring HSZ Holdings Limited twenty (20) votes per Class B Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the New M&A on a one for one basis; and

(iii) the remaining authorized but unissued 1,882,775,000 Ordinary Shares be and are hereby redesignated into Class A Ordinary Shares on a one for one basis, and the remaining authorized but unissued 91,500,000 Ordinary Shares be and are hereby redesignated into Class B Ordinary Shares on a one for one basis.

The Company expects to file the Second Amended and Restated Memorandum and Articles of Association with the Registrar of the Cayman Islands within fifteen (15) days of the Meeting.

The change from Ordinary Shares to Class A Ordinary Shares will be reflected with the Nasdaq Capital Market. The Company’s Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “CGTL” and under the CUSIP Number of G2563P102.

EXHIBIT INDEX

Exhibit Number	Description
99.1	The Second Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2025	Creative Global Technology Holdings Limited

	By:	/s/ Shangzhao (Cizar) Hong
Shangzhao (Cizar) Hong
Chief Executive Officer

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